DISCOVER the difference

January 5, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Senior Living Corporation Form 8-K Filed August 2, 2016 File No: 1-13445

                    Dear Mr. Spirgel:

Capital Senior Living Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated December 22, 2016 (the “Comment Letter”) from the staff (the “Staff’”) of the Securities and Exchange Commission concerning the above-captioned Form 8-K.

The Company respectfully requests an extended period of time to respond to the Staff’s Comment Letter due to the holidays and the coordination of the preparation and review of the response to your questions by the Company’s advisers. As discussed with the Staff by representatives of the Company, the Company intends to file its written response to the Staff’s Comment Letter no later than January 18, 2017. Please do not hesitate to contact me at (972) 770-5600 with any questions or concerns.

Sincerely,

/s/ CAREY P. HENDRICKSON

Carey P. Hendrickson Senior Vice President and Chief Financial Officer Capital Senior Living Corporation

cc:	Claire DeLabar, Staff Accountant Terry French, Accountant Branch Chief Courtney Lindsay II, Staff Attorney John Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP